FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 23, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 23, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO RESTRUCTURES ITS EXECUTIVE MANAGEMENT
GROUP AND COMPLETES THE STAFFING OF ITS PROJECT
DEVELOPMENT TEAM

Toronto, Canada – August 23, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") announces that the Company has completed the restructuring of its executive management group and has fully staffed the mine development team responsible for constructing the Company’s wholly-owned Twangiza “Phase I” gold mine in the Democratic Republic of the Congo (the “DRC”).

The restructuring of executive management follows the completion of Mike Prinsloo’s three-year tenure as President and Chief Executive Officer of the Company, during which his mandate was to oversee the transition of the Company from an explorer to a developer and establish a world class project team to complement the Company’s strong exploration capabilities. This mandate has now been completed.  Mr. Prinsloo will be stepping down as President, C.E.O. and a director of the Company on September 16, 2010.

Banro Chairman Simon Village will serve as interim President and C.E.O., pending the appointment of Mr. Prinsloo’s successor.

Gary Chapman, who joined Banro in July 2010 as Project and Mine Manager, takes over responsibility for mine development from Mr. Prinsloo. Mr. Chapman’s most recent assignment, before joining Banro, was as Production Manager with Gold Fields, where he managed all production aspects of the successful 6 million tonnes/300,000 ounces per year expansion to the CIL Plant at the 750,000 oz/annum Tarkwa Gold Mine in Ghana.

The Company is also creating a new executive committee consisting of key representatives of the exploration, development and financial management functions. These are: Gary Chapman, Project and Mine Manager, Daniel Bansah, Vice-President of Exploration, Thinus Vorster, Consulting Mechanical and Electrical Engineer, Desiré Sangara, Vice President of Government Relations, Koos Nel, Vice President of Non-Technical Services and Brian Scallan, Vice President, Project & Corporate Finance. Biographies of these key individuals will be available on the Banro website at www.banro.com.

The executive committee will be chaired by Banro Chairman Simon Village and supported closely by Johan Botha, who will continue with the Company in a consulting capacity having successfully concluded the project design and team recruitment.

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Construction of the “Phase I” Twangiza gold mine is well underway and the mine is scheduled to begin production in the fourth quarter of 2011 as planned. The civil works have all been completed and the plant, which was purchased in Australia, was refurbished and delivered to Mombasa, Kenya on schedule. The components are currently being delivered by road to the Twangiza site and construction has commenced.  Key aspects of the resettlement have been completed and the main pit and river alluvial areas have been cleared of artisanal activity. Many of the former artisanal miners have now been employed by the Company’s services network or enrolled into alternative skills development programs funded by the Company and administered jointly by the Banro Foundation and a number of local NGOs. The latter has proved a milestone for the business and has enabled all ground works on the plant, offices, accommodation and open pit preparation to continue at full pace.

The planned relocation of community members from the mine footprint to a new civic area under construction by the Company is also continuing as formally negotiated and agreed with community leaders and Government structures. The resettlement project was implemented after completion of a comprehensive environmental and social impact assessment as part of the Twangiza gold project Feasibility Study.

Mr. Village said: “We are extremely pleased with the progress achieved to date and thank Mike Prinsloo for his contributions to Banro’s transition from gold explorer to mine developer. We are also pleased that the Company is now in a position to hand the development baton to a fully-staffed project team headed by Gary Chapman that has a demonstrable track record of building and operating open pit gold projects in Africa.”

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company has commenced construction of "Phase I" of its flagship Twangiza project. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and the timing thereof and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances

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will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com andEDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.